Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following letter to shareholders was included in Progress Energy, Inc.’s 2010 Annual Report.

DEAR SHAREHOLDERS:

This report in early spring 2011 comes after a year of strong results at Progress Energy and during a time of major transition for our company and industry. I am very pleased with how our employees continue to build on success in our core mission of serving customers and in our financial returns for shareholders.

Our company and Duke Energy, our utility neighbor based in Charlotte, N.C., announced a strategic business combination in January 2011. Once approved, this combination will create the largest utility in the United States. We believe this is a natural fit that will benefit both customers and shareholders. It will mean a stronger company positioned to create a better future.

Meanwhile, as we move through the merger approval process in 2011 and plan how best to integrate the two organizations, we are keeping a sharp focus on excelling in the daily fundamentals and meeting our current responsibilities. In this business, we can’t afford to miss a beat. Operational focus and financial discipline are essential even as we adapt to a changing industry and prepare for the decades to come.

2010 Performance

Progress Energy delivered a 12.6 percent total return to shareholders in 2010 (dividend plus stock-price appreciation for the 12 months) and for the fifth consecutive year achieved ongoing earnings per share in our original targeted range or higher. Helped by favorable weather, we slightly exceeded the top end of the range in 2010. We also maintained our long record of commitment to the dividend.

The economy is slowly recovering in the areas we serve in the Carolinas and Florida. Our net average number of

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total customers grew by 14,000 in 2010, including the first customer growth in Florida in three years. We are encouraged by the prospects for growth in our customer base and the overall economy.

Progress Energy provided reliable, affordable service to our 3.1 million customers even in a year that had more than its share of severe weather and extreme temperatures. We also were pleased that the Florida Public Service Commission approved a constructive rate settlement that stabilized our base rates through 2012.

Our company continues to earn positive external recognition for environmental stewardship and customer service. Progress Energy was named to the Dow Jones Sustainability Index for the sixth consecutive year, and Progress Energy Carolinas was ranked third in the South and fifth nationwide in customer satisfaction among large utilities in the latest J.D. Power and Associates survey of business customers.

An industry in transition

The United States’ electric power system is at the front edge of a long-term transformation. It is being driven by new governmental policies, technological developments and aging facilities, as well as by changes in our economy and customer behavior.

This transformation will require retiring older coal-fired plants, modernizing the electric grid and investing in clean energy facilities that range from large nuclear plants to small renewable-energy projects. And it will require understanding electricity customers at a deeper level. These and other changes will mean an overall power system that is getting smarter, cleaner and more secure.

Making these changes will require enormous capital investments that will be reflected in what customers pay for electricity. Along with others in our industry, I am advocating that we work in a collaborative way with policymakers and regulators to manage this transition in a cost-effective,

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orderly way. We need a flexible, balanced approach to energy and environmental policy that minimizes the cumulative cost impact on customers and maintains the reliability of service that underpins our economy and way of life.

A strategic merger

Progress Energy and Duke Energy will merge in a stock-for-stock transaction according to the definitive merger agreement unanimously approved by both companies’ boards of directors in January 2011. This strategic combination, to be known by the Duke Energy corporate name, will have an enterprise value of about $65 billion and a regulated customer base of more than 7 million households and businesses in six states.

By joining forces with Duke Energy, our neighbor for more than a century, we will be in a better position to manage the transformation occurring in our industry and hold down some of the rate pressure on our customers. The combined company will have greater financial strength to support potential dividend growth while raising the large amounts of capital needed to modernize our system, meet new environmental rules and keep up with population growth.

Later this year, shareholders will receive more information about the Duke-Progress merger and the opportunity to vote on the transaction. The merger must be approved by the shareholders of both companies and by several state and

Years ended December 31	2010	2009	2008
(in millions, except per share data)

Financial Data
Operating revenues	$10,190	$9,885	$9,167
Net income attributable to controlling interests	856	757	830
Income from continuing operations	867	840	778
Ongoing earnings per common share*	3.06	3.03	2.96
Reported GAAP earnings per common share	2.95	2.71	3.17
Average common shares outstanding	291	279	262

Common Stock Data
Return on average common stock equity (percent)	8.70	8.13	9.59
Book value per common share	$34.05	$33.53	$32.97
Market value per common share (closing)	$43.48	$41.01	$39.85

*	See page 125 for a reconciliation of ongoing earnings per share to reported GAAP earnings per share.

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federal agencies. We are targeting a closing by the end of 2011. When the merger is completed, I will become the president and chief executive officer of the new company. Duke Energy’s current chairman, president and chief executive officer, Jim Rogers, will become the executive chairman.

Focused on the business at hand

Merger approvals and integration planning will require attention in 2011. Even so, we are keeping our main focus on the business at hand this year at Progress Energy, and we have a clear plan for success.

Our approach starts, as always, with a relentless focus on the fundamentals of this business: safety, operational excellence, customer satisfaction and aggressive cost management. It also includes continuing efforts to foster a workplace culture with high standards of personal behavior and accountability. This culture is a prime reason we are able to attract and retain the high caliber of employees we need.

In addition, our company has four areas of special focus in 2011: (1) improving the overall performance of our nuclear plants; (2) accelerating Continuous Business Excellence, our companywide initiative to improve efficiency and service while achieving sustainable savings; (3) optimizing our Balanced Solution Strategy, a diverse portfolio of investments that enable us to meet customers’ growing needs and new public policies while creating long-term value; and (4) achieving timely merger approvals and effective integration planning to position the combined Duke-Progress for success.

Building new connections

Progress Energy has been closely connected to the communities we serve for more than a century, and we’re proud of our long tradition of dependable service and active community involvement. We also tend to have long-term connections with our shareholders, based on our consistent track record of financial performance and the reliability of our dividend.

In this time of transition for our company and industry, the merger with Duke Energy represents a unique opportunity. We can build on the successful history of our two companies and form new connections on a larger scale. Stay tuned for more information about the merger in the weeks ahead.

In closing, I want to express my deep appreciation for the superb commitment and hard work of our employees and for the confidence that so many of you reading this report have shown in Progress Energy. We’re intent on earning your confidence day after day as we manage the present, create the future and build new connections.

William D. Johnson

Chairman, President and Chief Executive Officer

March 2011

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Cautionary statements regarding

forward-looking information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/ SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com/investor).

Participants in the merger solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

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